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EMAIL:  MNEIDELL@OLSHANLAW.COM
DIRECT DIAL:  212.451.2230

March 11, 2015

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Select Comfort Corporation
Preliminary Proxy Statement on Schedule 14A
Filed by Blue Clay Capital Management, LLC

Dear Sir or Madam:

The above-referenced Preliminary Proxy Statement has been filed as of the date hereof.  Please contact the undersigned at (212) 451-2230, fax (212) 451-2222, if there are any questions or comments regarding this filing.

Very truly yours,
/s/ Michael R. Neidell
Michael R. Neidell

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